Exhibit 99.1

Uxin Appoints Chief Technology Officer

BEIJING, December 31, 2024 /PRNewswire/ — Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries, the “Group”) (Nasdaq: UXIN), China’s leading used car retailer, today announced the appointment of Mr. Chengbin Li as the Company’s Chief Technology Officer, effective January 1, 2025.

“I am pleased to announce Mr. Li as our Chief Technology Officer. Since joining Uxin in 2014, Mr. Li has been instrumental in developing key products and driving automation and efficiency as head of the product and technology center. I am confident that under his leadership, we will continue to innovate, grow, and enhance user experiences,” said Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin.

Mr. Li is a seasoned technology leader with extensive experience in leading technology teams and driving product and technology development. Mr. Li currently leads the Company’s product and technology center, overseeing software and hardware design and the technical backend. Since joining the Group in 2014, Mr. Li has held various key roles leading product planning and R&D, including general manager and vice president. Before joining the Group, Mr. Li held several product and technology related roles at Anbang Insurance Group and iQIYI Sports. Mr. Li holds a master’s degree in electronics and communication engineering from Peking University.

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

For investor and media inquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.co